Exhibit 99.2

Details of the person discharging managerial responsibilities/person closely associated 1 Kristian Sørensen Name a) Reason for the notification 2 Chief Executive Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Sale of shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 103,825 NOK 169.824 See attached Appendix for details Sale of 103,825 shares for a total of NOK 17,631,987 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 05 Date of the transaction e) Oslo Stock Exchange, MIC: XOSL Place of the transaction f)

Details of the person discharging managerial responsibilities/person closely associated 1 Kristian Sørensen Name a) Reason for the notification 2 Chief Executive Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Sale of shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 103,822 NOK 164.674 See attached Appendix for details Sale of 103,822 shares for a total of NOK 17,096,815 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 06 Date of the transaction e) Oslo Stock Exchange, MIC: XOSL Place of the transaction f)

Kristian Sorensen Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 5 March 2026 Volume Price Amount Volume Price 169.874 41,689 248 168.100 169.874 40,200 239 168.200 169.887 88,359 525 168.300 3,965 169.900 52,862 314 168.350 169.910 235,255 1,397 168.400 169.920 71,928 427 168.450 169.920 500,782 2,972 168.500 169.928 36,407 216 168.550 169.932 32,196 191 168.567 169.944 746,055 4,425 168.600 169.950 42,494 252 168.628 169.956 6,746 40 168.642 169.960 610,694 3,620 168.700 169.978 18,726 111 168.701 169.980 16,534 98 168.711 169.995 9,112 54 168.744 169.996 5,400 32 168.744 3,400 170.000 6,919 41 168.761 170.051 7,088 42 168.763 4,000 170.100 3,016,287 17,869 168.800 170.135 161,975 959 168.900 170.151 313,326 1,854 169.000 170.181 107,380 635 169.100 170.192 3,383 20 169.150 2,002 170.200 27,234 161 169.155 170.250 96,952 573 169.200 170.252 57,731 341 169.300 170.275 13,379 79 169.350 170.285 90,121 532 169.400 5,671 170.300 343,407 2,026 169.500 3,396 170.400 31,197 184 169.550 170.418 375,155 2,212 169.600 170.431 435,111 2,564 169.700 170.450 11,201 66 169.709 2,954 170.500 2,377 14 169.757 170.524 3,396 20 169.788 170.550 909,449 5,356 169.800 170.562 92,738 546 169.850 2,218 170.600 1,699 10 169.854 170.650 1,699 10 169.861 1,654 170.700 2,378 14 169.862 170.786 13,589 80 169.862 1,256 170.800 1,529 9 169.874

Kristian Sorensen Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 5 March 2026 Amount Volume Price 1,708 10 170.827 232,766 1,362 170.900 1,631,169 9,539 171.000 96,814 566 171.050 86,748 507 171.100 70,404 411 171.300 102,326 597 171.400 165,326 964 171.500 47,519 277 171.550 304,418 1,774 171.600 1,717 10 171.693 77,437 451 171.700 51,196 298 171.800 28,879 168 171.900 172 1 171.919 53,695 312 172.100 41,500 241 172.200 40,492 235 172.300 33,638 195 172.500 29,161 169 172.550 44,876 260 172.600 106,383 616 172.700 17,631,987 103,825 169.824

Kristian Sorensen Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 6 March 2026 Volume Price Amount Volume Price 163.652 5,353 33 162.200 2,039 163.700 3,245 20 162.250 163.750 182,263 1,123 162.300 1,363 163.800 6,494 40 162.350 163.850 39,788 245 162.400 163.850 6,336 39 162.462 163.865 103,414 636 162.600 2,398 163.900 9,434 58 162.650 163.925 107,349 660 162.650 163.950 225,409 1,385 162.750 163.990 222,222 1,365 162.800 2,949 164.000 5,537 34 162.845 2,623 164.100 164,804 1,012 162.850 164.124 1,955 12 162.883 164.150 237,021 1,455 162.900 164.156 124,168 762 162.950 164.178 5,377 33 162.953 164.195 2,119 13 162.967 164.196 815 5 163.000 164.199 1,956 12 163.006 2,601 164.200 1,630 10 163.028 164.203 2,609 16 163.035 164.250 1,793 11 163.036 164.283 48,604 298 163.100 4,089 164.300 3,915 24 163.130 164.303 14,194 87 163.150 164.310 5,711 35 163.162 164.312 3,916 24 163.174 164.317 3,753 23 163.189 164.318 320,525 1,964 163.200 164.350 136,314 835 163.250 3,920 164.400 4,898 30 163.276 164.428 516,355 3,162 163.300 164.432 4,410 27 163.350 1,344 164.450 4,411 27 163.353 164.469 63,072 386 163.400 164.475 2,288 14 163.447 164.475 1,962 12 163.484 3,563 164.500 5,232 32 163.492 164.502 320,297 1,959 163.500 164.550 57,406 351 163.550 164.562 133,334 815 163.600 164.572 76,425 467 163.650

Kristian Sorensen Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 6 March 2026 Price Amount Volume Price 167.000 291,507 1,771 164.600 167.035 2,799 17 164.624 167.059 260,641 1,583 164.650 167.100 269,943 1,639 164.700 167.108 52,720 320 164.750 167.115 53,560 325 164.800 167.200 25,057 152 164.850 167.300 169,682 1,029 164.900 167.400 186,450 1,130 165.000 164.674 3,601,161 21,812 165.100 77,951 472 165.150 335,852 2,033 165.200 4,460 27 165.203 98,820 598 165.250 178,855 1,082 165.300 1,818 11 165.318 6,778 41 165.318 59,195 358 165.350 57,228 346 165.400 145,309 878 165.500 24,840 150 165.600 88,981 537 165.700 2,154 13 165.706 157,960 953 165.750 90,693 547 165.800 109,660 661 165.900 190,511 1,148 165.950 99,932 602 166.000 184,703 1,112 166.100 141,769 853 166.200 100,113 602 166.300 79,848 480 166.350 147,974 889 166.450 199,800 1,200 166.500 53,463 321 166.550 27,322 164 166.600 46,995 282 166.650 224,045 1,344 166.700 69,035 414 166.750 260,208 1,560 166.800 2,670 16 166.891 56,245 337 166.900 1,669 10 166.928 11,186 67 166.950

Details of the person discharging managerial responsibilities/person closely associated 1 Prodyut Banerjee Name a) Reason for the notification 2 Chief Operations Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Sale of shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 25,404 NOK 169.824 See attached Appendix for details Sale of 25,404 shares for a total of NOK 4,314,211 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 05 Date of the transaction e) Oslo Stock Exchange, MIC: XOSL Place of the transaction f)

Details of the person discharging managerial responsibilities/person closely associated 1 Prodyut Banerjee Name a) Reason for the notification 2 Chief Operations Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Sale of shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 25,408 NOK 164.674 See attached Appendix for details Sale of 25,408 shares for a total of NOK 4,184,045 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 06 Date of the transaction e) Oslo Stock Exchange, MIC: XOSL Place of the transaction f)

Prodyut Banerjee Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 5 March 2026 Volume Price Amount Volume Price 169.874 10,254 61 168.100 169.874 9,756 58 168.200 169.887 21,711 129 168.300 169.900 12,963 77 168.350 169.910 57,593 342 168.400 169.920 17,519 104 168.450 169.920 122,500 727 168.500 169.928 8,933 53 168.550 169.932 7,923 47 168.567 169.944 182,594 1,083 168.600 169.950 10,455 62 168.628 169.956 1,686 10 168.642 169.960 149,468 886 168.700 169.978 4,555 27 168.701 169.980 4,049 24 168.711 169.995 2,194 13 168.744 169.996 1,350 8 168.744 170.000 1,688 10 168.761 170.051 1,688 10 168.763 170.100 738,162 4,373 168.800 170.135 39,692 235 168.900 170.151 76,726 454 169.000 170.181 26,211 155 169.100 170.192 846 5 169.150 170.200 6,597 39 169.155 170.250 23,688 140 169.200 170.252 14,052 83 169.300 170.275 3,218 19 169.350 170.285 22,022 130 169.400 1,388 170.300 84,072 496 169.500 170.400 7,630 45 169.550 170.418 91,754 541 169.600 170.431 106,402 627 169.700 170.450 2,715 16 169.709 170.500 509 3 169.757 170.524 849 5 169.788 170.550 222,608 1,311 169.800 170.562 22,760 134 169.850 170.600 340 2 169.854 170.650 510 3 169.861 170.700 510 3 169.862 170.786 3,397 20 169.862 170.800 340 2 169.874

Prodyut Banerjee Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 5 March 2026 Amount Volume Price 342 2 170.827 56,910 333 170.900 399,114 2,334 171.000 23,605 138 171.050 21,216 124 171.100 17,301 101 171.300 25,024 146 171.400 40,474 236 171.500 11,665 68 171.550 74,474 434 171.600 343 2 171.693 18,887 110 171.700 12,541 73 171.800 7,048 41 171.900 13,080 76 172.100 10,160 59 172.200 9,993 58 172.300 8,280 48 172.500 7,075 41 172.550 11,046 64 172.600 26,250 152 172.700 4,314,211 25,404 169.824

Prodyut Banerjee Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 6 March 2026 Volume Price Amount Volume Price 163.652 1,135 7 162.200 163.700 649 4 162.250 163.750 44,634 275 162.300 163.800 1,625 10 162.350 163.850 9,744 60 162.400 163.850 1,462 9 162.462 163.865 25,366 156 162.600 163.900 2,277 14 162.650 163.925 26,349 162 162.650 163.950 55,172 339 162.750 163.990 54,375 334 162.800 164.000 1,303 8 162.845 164.100 40,387 248 162.850 164.124 489 3 162.883 164.150 57,992 356 162.900 164.156 30,309 186 162.950 164.178 1,304 8 162.953 164.195 489 3 162.967 164.196 163 1 163.000 164.199 489 3 163.006 164.200 489 3 163.028 164.203 652 4 163.035 164.250 489 3 163.036 164.283 11,906 73 163.100 1,001 164.300 979 6 163.130 164.303 3,426 21 163.150 164.310 1,305 8 163.162 164.312 979 6 163.174 164.317 979 6 163.189 164.318 78,499 481 163.200 164.350 33,303 204 163.250 164.400 1,143 7 163.276 164.428 126,394 774 163.300 164.432 1,143 7 163.350 164.450 1,143 7 163.353 164.469 15,523 95 163.400 164.475 654 4 163.447 164.475 490 3 163.484 164.500 1,308 8 163.492 164.502 78,317 479 163.500 164.550 14,065 86 163.550 164.572 32,556 199 163.600 164.600 18,656 114 163.650

Prodyut Banerjee Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 6 March 2026 Price Amount Volume Price 167.035 658 4 164.624 167.059 63,720 387 164.650 167.100 66,045 401 164.700 167.108 12,851 78 164.750 167.115 13,019 79 164.800 167.200 6,099 37 164.850 167.300 41,555 252 164.900 167.400 45,705 277 165.000 164.674 881,139 5,337 165.100 19,157 116 165.150 82,104 497 165.200 1,156 7 165.203 24,127 146 165.250 43,805 265 165.300 496 3 165.318 1,653 10 165.318 14,385 87 165.350 14,059 85 165.400 35,583 215 165.500 6,127 37 165.600 21,707 131 165.700 497 3 165.706 38,620 233 165.750 22,217 134 165.800 26,876 162 165.900 46,632 281 165.950 24,402 147 166.000 45,179 272 166.100 34,736 209 166.200 24,446 147 166.300 19,463 117 166.350 36,120 217 166.450 48,951 294 166.500 13,157 79 166.550 6,664 40 166.600 11,499 69 166.650 54,844 329 166.700 16,842 101 166.750 63,718 382 166.800 668 4 166.891 13,686 82 166.900 334 2 166.928 2,671 16 166.950 68,804 412 167.000

Details of the person discharging managerial responsibilities/person closely associated 1 Knut - Helge Knutsen Name a) Reason for the notification 2 Chief Technical Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Sale of shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 25,404 NOK 169.824 See attached Appendix for details Sale of 25,404 shares for a total of NOK 4,314,211 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 05 Date of the transaction e) Oslo Stock Exchange, MIC: XOSL Place of the transaction f)

Details of the person discharging managerial responsibilities/person closely associated 1 Knut - Helge Knutsen Name a) Reason for the notification 2 Chief Technical Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Sale of shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 25,408 NOK 164.674 See attached Appendix for details Sale of 25,408 shares for a total of NOK 4,184,045 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 06 Date of the transaction e) Oslo Stock Exchange, MIC: XOSL Place of the transaction f)

Knut - Helge Knutsen Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 5 March 2026 Volume Price Amount Volume Price 169.874 10,254 61 168.100 169.874 9,756 58 168.200 169.887 21,711 129 168.300 970 169.900 12,963 77 168.350 169.910 57,593 342 168.400 169.920 17,519 104 168.450 169.920 122,500 727 168.500 169.928 8,933 53 168.550 169.932 7,923 47 168.567 169.944 182,594 1,083 168.600 128 169.950 10,455 62 168.628 169.956 1,686 10 168.642 169.960 149,468 886 168.700 169.978 4,555 27 168.701 169.980 4,049 24 168.711 169.995 2,194 13 168.744 169.996 1,350 8 168.744 832 170.000 1,688 10 168.761 170.051 1,688 10 168.763 979 170.100 738,162 4,373 168.800 170.135 39,692 235 168.900 170.151 76,726 454 169.000 170.181 26,211 155 169.100 170.192 846 5 169.150 490 170.200 6,597 39 169.155 170.250 23,688 140 169.200 170.252 14,052 83 169.300 170.275 3,218 19 169.350 170.285 22,022 130 169.400 1,388 170.300 84,072 496 169.500 831 170.400 7,630 45 169.550 170.418 91,754 541 169.600 170.431 106,402 627 169.700 170.450 2,715 16 169.709 723 170.500 509 3 169.757 170.524 849 5 169.788 170.550 222,608 1,311 169.800 170.562 22,760 134 169.850 543 170.600 340 2 169.854 190 170.650 510 3 169.861 405 170.700 510 3 169.862 170.786 3,397 20 169.862 307 170.800 340 2 169.874

Knut - Helge Knutsen Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 5 March 2026 Amount Volume Price 342 2 170.827 56,910 333 170.900 399,114 2,334 171.000 23,605 138 171.050 21,216 124 171.100 17,301 101 171.300 25,024 146 171.400 40,474 236 171.500 11,665 68 171.550 74,474 434 171.600 343 2 171.693 18,887 110 171.700 12,541 73 171.800 7,048 41 171.900 13,080 76 172.100 10,160 59 172.200 9,993 58 172.300 8,280 48 172.500 7,075 41 172.550 11,046 64 172.600 26,250 152 172.700 4,314,211 25,404 169.824

Knut - Helge Knutsen Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 6 March 2026 Volume Price Amount Volume Price 163.652 1,135 7 162.200 499 163.700 649 4 162.250 114 163.750 44,634 275 162.300 334 163.800 1,625 10 162.350 163.850 9,744 60 162.400 163.850 1,462 9 162.462 163.865 25,366 156 162.600 587 163.900 2,277 14 162.650 163.925 26,349 162 162.650 163.950 55,172 339 162.750 163.990 54,375 334 162.800 722 164.000 1,303 8 162.845 642 164.100 40,387 248 162.850 164.124 489 3 162.883 236 164.150 57,992 356 162.900 164.156 30,309 186 162.950 164.178 1,304 8 162.953 164.195 489 3 162.967 164.196 163 1 163.000 164.199 489 3 163.006 637 164.200 489 3 163.028 164.203 652 4 163.035 164.250 489 3 163.036 164.283 11,906 73 163.100 1,001 164.300 979 6 163.130 164.303 3,426 21 163.150 164.310 1,305 8 163.162 164.312 979 6 163.174 164.317 979 6 163.189 164.318 78,499 481 163.200 164.350 33,303 204 163.250 959 164.400 1,143 7 163.276 164.428 126,394 774 163.300 164.432 1,143 7 163.350 329 164.450 1,143 7 163.353 164.469 15,523 95 163.400 164.475 654 4 163.447 164.475 490 3 163.484 872 164.500 1,308 8 163.492 164.502 78,317 479 163.500 164.550 14,065 86 163.550 164.572 32,556 199 163.600 433 164.600 18,656 114 163.650

Knut - Helge Knutsen Appendix Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 6 March 2026 Price Amount Volume Price 167.035 658 4 164.624 167.059 63,720 387 164.650 167.100 66,045 401 164.700 167.108 12,851 78 164.750 167.115 13,019 79 164.800 167.200 6,099 37 164.850 167.300 41,555 252 164.900 167.400 45,705 277 165.000 164.674 881,139 5,337 165.100 19,157 116 165.150 82,104 497 165.200 1,156 7 165.203 24,127 146 165.250 43,805 265 165.300 496 3 165.318 1,653 10 165.318 14,385 87 165.350 14,059 85 165.400 35,583 215 165.500 6,127 37 165.600 21,707 131 165.700 497 3 165.706 38,620 233 165.750 22,217 134 165.800 26,876 162 165.900 46,632 281 165.950 24,402 147 166.000 45,179 272 166.100 34,736 209 166.200 24,446 147 166.300 19,463 117 166.350 36,120 217 166.450 48,951 294 166.500 13,157 79 166.550 6,664 40 166.600 11,499 69 166.650 54,844 329 166.700 16,842 101 166.750 63,718 382 166.800 668 4 166.891 13,686 82 166.900 334 2 166.928 2,671 16 166.950 68,804 412 167.000